

News Release
B2Gold Corp. Provides Updates on its COVID-19 Response Measures
and its Mining and Development Operations

Vancouver, March 30, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") announces that it is continuing to implement enhanced comprehensive COVID-19 response measures and to date has not experienced any incidents of the COVID-19 virus at its sites or corporate offices. B2Gold places the safety and wellbeing of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company continues to monitor public and employee sentiment to ensure that stakeholders are in alignment with the continued operations at its mines. The Company has been monitoring the COVID-19 outbreak and the potential impact at B2Gold's operations since mid-February and has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with the COVID-19 virus to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. These measures include the movement of people and goods, hygiene and cleanliness, social distancing and remote working, isolation procedures at B2Gold sites in the event of higher risk personnel, working with surrounding communities and contingency plans for potential disruptions including increases of supplies. The Company is continually updating the plan and response measures based on the safety and wellbeing of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and will be monitoring each site's situation closely while ensuring the safe operation of its mines.

In addition, the Company has resumed mining operations at its Masbate Mine in the Philippines (milling operations have been ongoing) and mining and milling operations continue at the Fekola Mine in Mali and Otjikoto Mine in Namibia. The Company also continues to progress its expansion and development projects with some restrictions and delays being experienced by individual projects. The Company expects to meet or exceed budgeted consolidated gold production for the first quarter of 2020.

The Masbate Mine expects to meet its budgeted gold production estimate for the first quarter of 2020. Due to a temporary fuel shortage, the Masbate Mine suspended mining activities from March 22 to March 29, 2020, during which time the milling operations continued normally, processing ore from stockpiles. The temporary fuel shortage resulted from issues related to local government interpretation of emergency measures imposed by the Philippine national government to control the spread of the COVID-19 virus. The delivery of cargo to Masbate island, including fuel, was temporarily disrupted due to a requirement that cargo delivery crews be screened and certified free of COVID-19, which posed a logistical challenge given the shortage of testing kits in the country at the time. The Company worked closely with the national and

provincial government agencies to resolve the issue. Mining has now recommenced in the Montana pit using an estimated 50% of the mining fleet. The mining and milling operations are being conducted by expatriates and Filipino employees staying at the mine site in compliance with the mandated enhanced quarantine measures, with the remaining workforce comprised of employees residing in villages near the Masbate Mine. The Masbate site team will continue to work closely with the government, communities and employees on the safest and most productive path forward while following the guidelines of the emergency measures to ensure that Masbate island remains COVID-19 free. Currently, there are no recorded cases of COVID-19 on Masbate island. Barring any unforeseen work stoppages due to COVID-19, including further consumable supply disruption, the Company expects to meet its 2020 gold production and cost guidance at the Masbate Mine.

The Fekola Mine expects to meet or exceed its budgeted gold production estimate for the first quarter of 2020 and continues to operate without impediments to mining or milling. All supply lines remain open with only minor delays due to evening curfews imposed in Senegal and Mali, with the Fekola Mine continuing to receive supplies critical for maintaining operations at full capacity. In addition, Fekola has also built up a significant reserve of ore stockpiles that it can comfortably process, if required, through the second quarter of 2020 without a significant change to its annual guidance. The Fekola Mine has taken additional steps to further isolate the site from Bamako with no further transport of personnel from Bamako to site, except for rare exceptions that require testing and quarantine prior to entering site. The Fekola Mine continues to transfer non-essential personnel to Bamako. In addition, the Fekola Mine is adding temporary camp facilities to allow operators and employees who normally reside in the local villages to stay at site, further isolating the site from the surrounding area while the Fekola Mine continues to operate safely. Although Mali has now confirmed the first cases of COVID-19, there have been no recorded cases of the COVID-19 virus in the villages surrounding the Fekola Mine or in the Kéniéba region. The Fekola Mine continues to receive government, community and employee support to keep operating, and these additional isolation measures will hopefully keep the mine isolated from any of the cases now in Mali. The mill expansion and solar power plant construction are expected to continue as long as the Company deems appropriate given the rapidly evolving situation. Gold production guidance for 2020 is not expected to be impacted in the event of a delay to the mill expansion or solar power plant construction projects. Barring any unforeseen work stoppages due to COVID-19, including consumable supply disruption, the Company expects to meet its 2020 gold production and cost guidance at the Fekola Mine.

The Otjikoto Mine expects to meet its budgeted gold production estimate for the first quarter of 2020. To date, the Otjikoto Mine has operated without impediments to mining or milling and has a significant reserve of stockpiles that it could process, if required, through the second quarter of 2020 without a significant change to its annual guidance. On March 27, 2020, the regions of Khomas (Windhoek area) and Erongo (central coastal areas) were placed on a strict lockdown by the Namibian government (the Otjikoto Mine is outside of these regions) until April 17, 2020 and all land, sea and air borders were closed for any travel, apart from cargo permitted for "essential services", including mining. Following a meeting on March 25, 2020, between the various industry sector representatives and the Namibian government ministerial committee on the economic impact of COVID-19, the Hon. Minister of Mines and Energy issued a letter to the Namibian Chamber of Mines that is understood by the Chamber of Mines to mean that key mining operations would be encouraged to continue producing albeit at reduced staffing levels as determined and motivated specifically for each operation, on a merits and risk-assessed basis. This is contingent upon the adherence to strict hygiene standards. With this in mind, B2Gold has suspended contractor mining

operations (currently working on waste removal) but continues to operate its own fleet and operate the mill at full production until further clarification is provided by the Minister of Mines. B2Gold has continued to operate the Otjikoto Mine during the period with the full support of both the community and union and will continue to work with all stakeholders to ensure that the maximum protection is provided to employees while operations continue. Barring any unforeseen work stoppages due to COVID-19, including consumable supply disruption, the Company expects to meet its 2020 gold production and cost guidance at the Otjikoto Mine. The underground project at Wolfshag is currently in the tender review process for underground mine development and could potentially be delayed if contractors cannot mobilize to site (scheduled for mid to late second quarter of 2020). The Company does not expect that a delay to the underground project will have any impact on the 2020 or 2021 forecasted annual gold production at the Otjikoto Mine.

At the Gramalote Project, a joint venture with AngloGold Ashanti Limited, B2Gold has determined, in view of the national state of emergency and quarantine announced by the Colombian government, and after extensive consultation with the surrounding communities and the Colombian government, to suspend drilling off the Inferred Mineral Resource but will continue to progress the feasibility study where possible. The Company expects that the suspension of drilling will likely delay the completion of the Gramalote project feasibility study to the first quarter of 2021.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean   Katie Bromley
Vice President, Investor Relations   Manager, Investor Relations & Public Relations
+1 604-681-8371   +1 604-681-8371
imaclean@b2gold.com   kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements.

Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume

any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.